Exhibit 99.1

For Immediate Release

Private Equity Firm Acquires Additional RRsat Shares for $9.4 million

Viola Group Acquires Additional 6.6% of RRsat

Airport City Business Park, Israel –April 10, 2014– RRsat Global Communications Network Ltd. (NASDAQ:RRST), a leading provider of digital content management and global content distribution services to the broadcasting industry, announced today that Viola Group, Israel’s premier technology private equity investment group with over $2 billion under management, increased its ownership stake in RRsat by acquiring an additional 6.6% interest from Kardan Communications Limited for a total investment of $9.4 million.

“The increased ownership position reflects a significant, ongoing vote of confidence by a leading private equity investment group,” commented Avi Cohen, RRsat’s Chief Executive Officer.

Following this transaction, Viola Group owns approximately 28.6% of RRsat’s shares. This latest acquisition by Viola Group follows its previously reported acquisitions during 2013 of 15% of RRsat’s shares from Kardan Communications and 7% of RRsat’s shares from David Rivel, RRsat’s founder, director and former Chief Executive Officer.

About RRsat
RRsat Global Communications Network Ltd. (NASDAQ: RRST) provides global, end-to-end, digital content preparation and management, as well as content distribution services to the rapidly expanding broadcasting industry, covering more than 150 countries. Through its Global Network, composed of satellite and terrestrial fiber optic capacity and the public Internet, RRsat provides high-quality and flexible global content distribution 24 by 7 services to more than 630 channels reaching multiplatform operators, Internet TV and direct-to-home viewers worldwide. In addition, the company offers worldwide content management and distribution services for sports, news and other live events. More than 130 channels use RRsat’s advanced production and playout centers, comprising of comprehensive media asset management services. Visit the company's website www.rrsat.com.

Safe Harbor Statement
This press release contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the companies and the industry as of the date of this press release. We undertake no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in our expectations, except as may be required by law. Forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements, including the risks indicated in our filings with the Securities and Exchange Commission (SEC). For more details, please refer to our SEC filings and the amendments thereto, including our Annual Report on Form 20-F for the year ended December 31, 2013 and our Current Reports on Form 6-K

Company Contact: Shmulik Koren, CFO Tel: +972 3 928 0777 Email: investors@rrsat.com	Investor Contacts: Hayden/ MS - IR Brett Maas/ Miri Segal-Scharia Tel: 646-536-7331/ 917-607-8654 brett@haydenir.com/ msegal@ms-ir.com